

September 17, 2013

<u>Via E-mail</u>
Robert Ryder
Chief Financial Officer
Constellation Brands Inc.
207 High Point Drive, Building 100
Victor, New York

     Re: **Constellation Brands Inc.**
             Form 10-K for Fiscal Year Ended February 28, 2012
             Filed April 29, 2013
             File No. 001-08495

Dear Mr. Ryder:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ David Link for

                                     John Reynolds
                                     Assistant Director

cc (via e-mail): Thomas J. Mullin, Esq.